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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

RNS Imperial Tobacco Gp IMT Re Directorate
Dec 17 2001 8:40

RNS Number:7696O
Imperial Tobacco Group PLC
17 December 2001

The Directors of Imperial Tobacco Group PLC are deeply saddened to announce the death, on Saturday 15 December, of Clive Inston, Imperial Tobacco's, Corporate Affairs Director, after a short illness.

They would like to pay tribute to the significant contribution he has made to the development of the Group since its Listing in 1996 and extend their sympathy to his wife and family.

END

BOAFFUSAWSFSEDE

-0- Dec/17/2001 8:40 GMT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date January 2, 2002

By

Trevor M Williams
Assistant Company Secretary

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